SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ No. 07.526.557/0001-00

NIRE No. 35.300.368.941

Publicly-held Company

MANAGEMENT PROPOSAL

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

December 3, 2013

AMBEV S.A.

CNPJ No. 07.526.557/0001-00

NIRE No. 35.300.368.941

Publicly-held Company

To our Shareholders,

The management of Ambev S.A. (“Ambev” or “Company”), pursuant to CVM Ruling No. 481, dated December 17, 2009 (“CVM Ruling No. 481/09”) presents the following Proposal on the matters set forth in the agenda of the extraordinary general shareholders’ meeting of the Company to be held, in first call, on January 2, 2014, at 3:00 p.m. (“Extraordinary General Meeting”).

PROPOSALS

1.             Mergers

As first disclosed by Companhia de Bebidas das Américas – Ambev (CNPJ No. 02.808.708/0001-07) (“Companhia de Bebidas”) in the material fact notice dated December 7, 2012 (“Material Fact Notice”), it is proposed that Companhia de Bebidas,  a wholly-owned subsidiary of the Company, and Ambev Brasil Bebidas S.A. (CNPJ No. 73.082.158/0001-21) (“Ambev Brasil”) be merged with and into the Company (“Merger I” and “Merger II”, respectively, and together, the “Mergers”).

The Mergers aim at further simplifying the corporate structure of the group and reducing its administrative costs, which, as a consequence, are expected to result in benefits to the Ambev shareholders.

1.1.            Merger of Companhia de Bebidas

In addition to the expected advantages referred above, a goodwill in the amount of R$105,453,572.24 that existed at the Ambev level prior to the stock swap merger approved on July 30, 2013 will be available for amortization, pursuant to applicable legislation, the resulting benefits of which shall be shared by all of Ambev’s current shareholders.

It is proposed that Merger I shall be carried out so that Ambev receives - at their respective book values - all assets, rights and obligations of Companhia de Bebidas, which will be succeeded by Ambev pursuant to the applicable law, based on Companhia de Bebidas’ audited balance sheet dated December 31, 2012 (“Reference Date”). Any equity fluctuation from the Reference Date until the date of consummation of Merger I will be borne by the Company.

Management of Ambev retained Apsis Consultoria Empresarial Ltda. (enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 27.281.922/0001-70) (the “Specialized Firm”) to prepare a valuation report of Companhia de Bebidas’ net equity to be transferred to the Company due to Merger I (the “Valuation Report I”). The information required under section 21 of CVM Ruling No. 481/09 is herein attached as Exhibit I.

Merger I will not result in an increase or decrease to the net equity or capital stock of Ambev because the net equity of Companhia de Bebidas, given its status as a wholly-owned subsidiary of Ambev, is already fully reflected in the net equity of the Company, due to Ambev’s observance of the equity method of accounting, which causes Ambev to fully consolidate the results of operation and financial position of Companhia de Bebidas.

Also, because Companhia de Bebidas is a wholly-owned subsidiary of Ambev, there are no shareholders, minority or otherwise, in Companhia de Bebidas other than Ambev. Therefore, with the liquidation of Companhia de Bebidas as a result of Merger I, the shares of Companhia de Bebidas will be cancelled, pursuant to item 1 of section 226 of Law 6,404/76 and Ambev will not issue any new shares in replacement thereof.

As a result of its liquidation, Companhia de Bebidas will no longer be registered with the CVM as a reporting corporation and will be deregistered with the U.S. Securities and Exchange Commission (the “SEC”). Therefore, exchange ratios and withdrawal rights are inapplicable to Merger I.

Notwithstanding the above, and in order to comply with all the applicable legal formalities, the Specialized Firm also prepared the valuation report required under section 264 of Law No. 6,404/76 (“Net Equity Valuation Report”), which will be made available to the Companies’ shareholders.

Considering the above, we propose (i) the approval of the Protocol and Justification of Merger of Companhia de Bebidas with and into Ambev (“Protocol and Justification I”), that sets forth the general basis to Merger I and constitutes Exhibit II hereof; (ii) confirm the retention of the Specialized Firm to prepare (a) the Valuation Report I and (b) Net Equity Valuation Report I; (iii) approve the Valuation Report I; and (iv) approve Merger I.

1.2.            Merger of Ambev Brasil Bebidas S.A.

It is proposed that Merger II shall be carried out so that Ambev receives - at their respective book value - all assets, rights and obligations of Ambev Brasil, which will be succeeded by Ambev pursuant to the applicable law, based on Ambev Brasil’s audited balance sheet as of the Reference Date. Any equity fluctuation from the Reference Date until the date of consummation of Merger II will be borne by Ambev.

The management of the Company retained the Specialized Firm to prepare a valuation report of Ambev Brasil’s net equity to be transferred to Ambev due to Merger II (“Valuation Report II”), which valued its net equity, as of the Reference Date, in at least R$1,658,732,675.00.

Due to Merger II Ambev will have its net equity increased in an amount corresponding to that portion of Ambev Brasil’s net equity attributable to the indirect investment of Ambev’s minority shareholders in Ambev Brasil, i.e., R$156,566.05, such that Ambev’s capital stock shall be increased to R$ 56,988,244,528.38, divided into 15,662,653,266 common shares, thereby resulting in the amendment of article 5 of Ambev’s bylaws. The information required under article 14 of CVM Ruling No. 481/09 constitutes Exhibit III hereof.

It is proposed, as a result of the Merger II, the issuance, to the benefit of the minority shareholders of Ambev Brasil, of 62,596 new common shares of Ambev, in exchange for their Ambev Brasil common shares to be surrendered, in each case subject to an exchange ratio of 1.019657 common shares of Ambev Brasil for each new common share of Ambev to be issued. This exchange ratio is based on the net equity at book value of Ambev Brasil and Ambev on the Reference Date. Such new shares shall have the same rights and advantages of Ambev’s outstanding common shares and shall fully participate in Ambev’s results for the current fiscal year.

In connection with Merger II, Ambev has also requested the Specialized Firm to prepare the valuation report required under section 264 of Law 6,404/76 (“Net Equity Valuation Report”). According to the Net Equity Valuation Report, the net equities of Ambev and Ambev Brasil are worth, at market value, on the Reference Date, R$31,502,416,154.00 and R$1,303,664,774.00, respectively, resulting in an implicit exchange ratio of 1.096041 Ambev Brasil common shares for each Ambev common share. As a result in accordance with item 3 of section 264 of Law No. 6,404/76, Ambev Brasil shareholders who have not voted in favor of Merger II may exercise appraisal rights with respect to the Ambev Brasil shares held by such shareholders on December 3, 2012, at the discretion of Ambev Brasil’s shareholder, either  (i) at the net worth at book value of Ambev Brasil shares which, on December 31, 2012, corresponded to R$2.861419 for share (notwithstanding the right of Ambev Brasil’s shareholders to request the preparation of a more recent balance sheet (balanço especial)), or (ii) at the value of R$1.835073 per share, calculated in accordance with the Net Equity Valuation Report II.

Therefore, because Ambev Brasil was a subsidiary of Companhia de Bebidas prior to Companhia de Bebidas merger with and into Ambev, Ambev Brasil, at the time of the Merger, will have become directly controlled by Ambev. As a result, item 1 of section 226 of Law No. 6,404/76 shall apply, as per the following terms: (i) Ambev Brasil shares held by Ambev at the time of the Merger will be cancelled; and (ii) as there are profits and reserves available for such purpose in Ambev, the 48,440 Ambev shares currently held by Ambev Brasil will be held in Ambev’s treasury upon the consummation of the Merger.

Considering the above, we propose (i) the approval of the Protocol and Justification of Merger of Ambev Brasil with and into Ambev (“Protocol and Justification II”), that sets forth the general basis to Merger II and constitutes Exhibit IV hereof; (ii) confirm the retention of the Specialized Firm to prepare (a) the Valuation Report II and (b) Net Equity Valuation Report II; (iii) approve the Valuation Report II; and (iv) approve Merger II and the capital increase of the Company, pursuant to the issuance of new common shares to be subscribed and paid in by the managers of Ambev Brasil, to the benefit of its shareholders, thereby resulting in the amendment of the first part of article 5 of the Company’s bylaws in order to reflect such capital increase.

2.             Amendment of the first part of article 5 of the Company’s Bylaws

We propose the approval of the amendment of the first part of article 5 of the Company’s Bylaws, according to Exhibit V attached hereof, in order to reflect any capital increase resulting from the exercise of options under the Stock Option Plans approved by the Company’s board of directors currently in force, approved within the limits of the Company’s authorized capital and confirmed by the board of directors until the date of the Extraordinary General Meeting.

3.             Amendment of article 3 of the Company’s Bylaws

We propose the approval of the amendment of article 3 of the Company’s Bylaws, according to Exhibit V attached hereof, in order to (i) include the activity of printing, services of preprinting and graphic finishing and reproduction of recorded materials in any base; and (ii) adjust the activity of trade of byproducts, as per item “g”, to mention, including, but not limited to, byproducts for animal feeding.

4.             Appointment of the new members to the Board of Directors

According to the material fact notice released by Companhia de Bebidas on May 10, 2013, after the corporate reorganization was first disclosed by Companhia de Bebidas in the Material Fact Notice, the Company shall call a general meeting in order to elect the new members of the board of directors of the Company, including two independent members for a term of office expiring on the Annual General Meeting of 2017.

In this sense, the controlling shareholders of the Company informed the Company’s management that they will appoint as members to the board of directors, including two independent members, the following directors:

As effective members of the Company’s Board of Directors, Messrs.:

1.             Victorio Carlos De Marchi, Brazilian, lawyer, married, bearer of the identity card (RG) No. 2.702.087 - SSP/SP, registered with the Individual Taxpayers’ Registry (CPF) under No. 008.600.938-91, with business address in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, No. 1.017, 4th floor;

2.             Carlos Alves de Brito, Brazilian, engineer, married, bearer of the identity card (RG) No. 03.574.624-7 - IFP/RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 595.438.507-63, with business address at Brouwerijplein 1, 3.000 Leuven, Belgium;

3.             Marcel Herrmann Telles, Brazilian, economist, married, bearer of the identity card (RG) No. 02.347.932-2 - IFP/RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 235.839.087-91, with business address at Redingstrasse 4, 4th floor, CH-9000, St. Gallen, Switzerland;

4.             José Heitor Attilio Gracioso, Brazilian, lawyer, married, bearer of the identity card (RG) No. 2.833.137 - SSP/SP, registered with the Individual Taxpayers’ Registry (CPF) under No. 006.716.908-25, with business address in the city of São Paulo, State of São Paulo, at Av. Brig. Faria Lima, No. 3.900, 11th floor, Itaim Bibi;

5.             Vicente Falconi Campos,  Brazilian, engineer, married, bearer of the identity card (RG) No. M-1.176.273 - SSP/MG, registered with the Individual Taxpayers’ Registry (CPF) under No. 002.232.216-15, with business address in the city of Nova Lima, State of Minas Gerais, at Rua Senador Milton Campos, 35, 7th floor;

6.             Luis Felipe Pedreira Dutra Leite, Brazilian, economist, married, bearer of the identity card (RG) No. 06522715-9 - IFP/RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 824.236.447-87, with business address at Brouwerijplein 1, 3.000 Leuven, Belgium;

7.             Roberto Moses Thompson Motta, Brazilian, engineer, married, bearer of the identity card (RG) No. 03.861.461-6 - IFP/RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 706.988.307-25, with business address at 600 Third Avenue, 37th floor, New York, USA;

8.             Álvaro Antônio Cardoso de Souza,  Portuguese, economist, married, bearer of Alien’s Registration Card (RNE) No. W 401.505-E, registered with the Individual Taxpayers’ Registry (CPF) under No. 249.630.118-91, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Salvador Cardoso, No. 122, apt. 231, Itaim Bibi; and

9.             Paulo Alberto Lemann, Brazilian, economist, married, bearer of the identity card (RG) No. 07253869-7 – IFP/RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 957.194.237-53, with business address in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua Visconde de Pirajá No. 250, 7th floor, Ipanema;

10.         Antonio Carlos Augusto Ribeiro Bonchristiano, Brazilian, married, graduate in politics, philosophy and economics, bearer of the identity card (RG) No. 13.076.140-0 - SSP/SP, registered with the Individual Taxpayers’ Registry (CPF) under No. 086.323.078-43, with business address in the city of São Paulo, State of São Paulo, at Avenida Faria Lima, 3900, 7º floor, as an independent board member; and

11.         Marcos de Barros Lisboa, Brazilian, divorced, economist, bearer of the identity card (RG) No. 006.653.074-2, registered with the Individual Taxpayers’ Registry (CPF) under No. 086.323.078-43, resident and domiciled in the city of São Paulo, State of São Paulo, with business address in the city of São Paulo, State of São Paulo, at Avenida Faria Lima, 3900, 7th floor, as an independent board member.

As an alternate member of the Company’s Board of Directors, Mr.:

1.             Luiz Fernando Ziegler de Saint Edmond, Brazilian, engineer, married, bearer of the identity card (RG) No. 05.587.815-1 - IFP/RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 010.537.007-09, with business address at One Busch Place, St. Louis, Missouri, USA;

We clarify that, pursuant to section 10 of CVM Ruling No. 481/09, the information in connection with the candidates to compose the Board of Directors appointed by the controlling shareholders of the Company is herein attached as Exhibit VI.

5.             Restatement of the Bylaws

In order to reflect the amendments proposed under items 1.2, 2 and 3 above, we propose the approval of the restated bylaws of the Company, according to the terms of Exhibit VII herein.

São Paulo, December 3, 2013.

Management

Ambev S.A.

Additional Information

The Ambev shares referred in this notice have not been and will not be registered under the U.S. Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Act), unless such shares are registered under the Act or an exemption from the registration requirements of the Act is available.  No offer of the Ambev shares referred in this notice are being made in any jurisdiction where such offer is required to be registered or is otherwise prohibited or restricted in any way.

EXHIBIT I - INFORMATION ON THE SPECIALIZED FIRM

(according to Exhibit 21of CVM Ruling No. 481 dated December 17, 2009)

1. To list the specialized firms recommended by the management

Apsis Consultoria e Avaliações Ltda., with headquarters in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Assembleia, 35, 12th floor, enrolled with the Brazilian National Taxpayer’s Registry (CNPJ) under No. 08.681.365/0001-30 and with CRC/RJ under No. 005112/O-9 (“Apsis”).

2. To describe the qualification of the recommended specialized firms

Apsis informs that it has been advising, for over 30 years, the biggest and best companies in Brazil, Latin America and Europe in their valuation, brands and other intangibles, and performs equity valuation of assets, real estate consulting and business, management of fixed assets and corporate sustainability.  Its staff is highly qualified and updated in accordance with the changes of the market. Apsis follows the international standard of the ASA - American Society of Appraisers (Washington, DC) through the standards of USPAP - Uniform Standards of Professional Valuation Experts Practice, as well as the standards of ethics. It is member of IBAPE - Brazilian Institute of Engineering Evaluation and Investigation, the bargaining unit composed by engineers, architects and qualified firms that work in the area of valuation and expert inspection, whose standards were developed according to the basic principles of international standards IVSC - International Valuation Standards Committee and UPAV – Pan-American Union of Associations of Valuation, the international committee of the IVSC valuation standards, integrated by national authorities of American continent dedicated to the area of evaluation to the procedures routinely adopted in Brazil.

3. To provide copies of the work proposals and payment of the recommended specialized firms
See attached proposal.

4.        To describe any material relationship existing for the past three (3) years between the recommended specialized firms and related parties to the company, as defined by the accounting rules on this matter

Apsis and its responsible professionals for valuation have declared that there is no material relationship existing for the past three (3) years between them and any related parties to the Company, as defined by the accounting rules on this matter.

EXHIBIT II - PROTOCOL AND JUSTIFICATION I

 EXHIBIT III – CAPITAL INCREASE

(according to Exhibit 14 of CVM Ruling No. 481 dated December 17, 2009)

1. To inform the value of the capital increase and the new capital
Value of the capital increase: R$156,566.05 Value of the new capital: R$56,988,244,528.38

2.                  To inform if the increase will be performed by: (a) debentures conversion in shares; (b) subscription right’ or stock warrant’ exercise; (c) capitalization of income or reserves; or (d) subscription of new shares

The increase will be performed by the subscription of 62,596 new shares.
3. To explain, in detail, the reasons of the capital increase and its legal and economic effects

The capital increase results from the merger of Ambev Brasil Bebidas S.A. (“Ambev Brasil”) into Ambev S.A. (“Ambev” and “Merger II”, respectively), which will be performed so that Ambev receives – based on its respective book values – all assets, rights and obligations of Ambev Brasil.

The Merger II will result, therefore, in an increase of Ambev’s capital stock in an amount equivalent to the portion of Ambev Brasil’s net equity corresponding to the investment of its minority shareholders, i.e., of R$156,566.05. As a result, the capital stock of Ambev will be of R$56,988,244,528.38, with the consequent amendment of article 5 of its bylaws.

4. To provide a copy of the fiscal council opinion, if applicable.
Ambev will provide in a timely fashion the Company’s Fiscal Council opinion on Merger II and on the consequent capital increase of Ambev.
5. In case of capital increase by subscription of shares
a. To describe the funds’ destination
There will be no funds to be allocated since the capital increase results from Merger II.
b. To inform the amount of issued shares of each class
There will be issued 62,596 nominatives and common shares, without par value.
c. To describe rights, advantages and restrictions attributed to the shares to be issued

Ambev shares to be subscribed by the managers of Ambev Brasil, to the benefit of the Ambev Brasil shareholders, will have the same rights and advantages attributed to Ambev’s common shares currently outstanding and will fully participate of the results of the current fiscal year.

d. To inform if the subscription will be public or private
The subscription will be privately placed and will result from Merger II.

e. In the case of private subscription, inform if related parties, as defined by the accounting rules on this matter, will subscribe shares in the capital increase, specifying the respective amounts when such amounts are already known.

Ambev shares will be subscribed by Ambev Brasil’s managers, to the benefit of the minority shareholders of Ambev Brasil.
f. To inform the issuance price of the new shares or the reasons why its determination shall be delegated to the board of directors, in the cases of public distribution
Price per share: R$2.501226.
g. To inform the face value of issued shares or, in case of shares with no par value, the part of the issuance price that will be allocated to capital reserve
The full issuance price will be allocated to capital stock.
h. To provide the managers’ opinion on the capital increase’s effects, mainly with regard to the dilution caused by capital increase

As mentioned in item 3 above, the capital increase results from Merger II, which will be performed so that Ambev receives – based on its respective book values – all the assets, rights and obligations of Ambev Brasil.

Merger II will result, therefore, in an increase of the Ambev’s capital stock in an amount equivalent to the portion of Ambev Brasil’s net equity corresponding to the investment of the minority shareholders of Ambev Brasil, i.e., of R$156,566.05. As a result, the capital stock of Ambev will be of R$56,988,244,528.38. The managers of Ambev understand that the potential of dilution of 0.0003997% of the total capital of Ambev is not material for the minority shareholders of Ambev.

i. To inform the calculation criteria for the issuance price and justify, in detail, the economic aspects that determine its choice

Since the capital increase is due to Merger II, the shares price was established dividing the value of the capital increase, based in the net equity of Ambev Brasil shares, by the amount of shares to be issued by Ambev.

j. In case the issuance price has been determined with a premium or discount in relation to the market value, identify the reason of the premium or discount and explain how it was determined
There is no premium or discount applied to the issuance price.
k. To provide copies of all reports and studies that based the issuance price

All documents mentioned in the Protocol and Justification of Merger of Ambev Brasil with and into Ambev will be available for their shareholders in their respective headquarters from this date, on the Company’s Investor Relations’  website (www.ambev.com.br/ri/) and on the websites of the Brazilian Securities Commission - CVM and the Brazilian Stock Exchange - BM&FBOVESPA S.A.

l. To inform the quotation of each type and class of the company’s shares in the markets where they are traded, identifying:
i. Minimum, medium and maximum quotation of each year, in the last three (3) years
Not applicable, once Ambev shares began trading in BM&FBOVESPA on November 11, 2013.
ii. Minimum, medium and maximum quotation of each year, in the last two (2) years
Not applicable, once Ambev shares began trading in BM&FBOVESPA on November 11, 2013.
iii. Minimum, medium and maximum quotation of each month, in the last three (6) months
From November 11, 2013.
Quotation		Common Share (R$)
Minimum		17.03
Medium		17.407
Maximum		17.65

iv. Medium quotation in the last 90 days
From November 11, 2013.
Common Share (R$)
Quotation	17.407

m. To inform if the shares issuance prices in capital increases occurred in the last three (3) years

Date of capital increase	Total issued shares	Issuance Price
10/17/2013	1,154,550	R$4.1117
07/30/2013	5,967,838,305	R$16.2629
06/17/2013	8,715,686,528	R$1.800
06/17/2013	1,343,558,569	R$0.539

n. To present the percentage of the potential dilution due to the issuance
According to item h above, the potential of dilution is of 0.0003997% of the total capital stock.
o. To inform the terms, conditions and manner to subscribe and paid in the issued shares

Once the capital increase results from Merger II, the subscription of the new shares to be issued will occur on the date of the Extraordinary General Shareholders’ Meeting of Ambev that approves it, and the payment thereof will occur in the same date by means of the transfer to Ambev of Ambev Brasil’s net equity.

p. To inform if the shareholders have preemptive rights to subscribe the new issued shares and detail the terms and conditions to which this right is subject
As this capital increase results from a merger, the shareholders will not have preemptive rights.
q. To inform the management proposal to the treatment of eventual unsubscribed shares
Not applicable.
r. To describe in detail the procedures that will be adopted, if there is forecasting of partial homologation of the capital increase
Not applicable.
s. In case of the issuance price of shares is, total or partially, realized in assets
i. To present the full description of assets

The increase will occur due to Merger II, by the transfer of Ambev Brasil’s net equity, evaluated, at book value, according to a valuation report prepared by APSIS Consultoria Empresarial Ltda. (CNPJ No. 27.281.922/0001-70) (“APSIS”).

ii. To clarify the relation between the assets merged into the Company’s equity and its corporate purposes

Ambev Brasil operates in the same segment of production and trade of beers, concentrates, soft drinks and other beverages, serving the merged assets to enhance the activity of the same nature conducted by Ambev.

iii. To provide a copy of valuation report of assets, if available
Company will make available on this date the net equity valuation report of Ambev Brasil, at book value, by APSIS.
6. In the case of capital increase by capitalization of profits or reserves
a. To inform if it will impact the face value of the shares, if applicable, or distribution of new shares between the shareholders.
Not applicable.
b. To inform if the capitalization of profits or reserves will be realized with or without changing the amount of shares, in the companies with shares with no par value.
Not applicable.
c. In case of distribution of new shares.

i.            To inform the amount of issued shares of each [character and] class.

ii.          To inform the percentage of shares that shareholders will receive.

iii.        To describe the rights, advantages and restrictions attributed to the shares to be issued.

iv.        To inform the cost of acquisition, in reais, for each share, to be attributed so that shareholders can comply with section 10 of Law 9,249, dated December 26, 1995.

v.          To inform the treatment of fractions, if appropriate.

Not applicable.
d. To inform the term stated pursuant to § 3rd of section 169 of Law 6,404, dated 1976
Not applicable.
e. To inform and provide the information and documents pursuant to item 5 above, when appropriate.
Not applicable.
7. In the case of capital increase due to conversion of debentures in shares or by exercise of stock warrant.
a. To inform the amount of issued shares of each type and class.
Not applicable.
b. To describe the rights, advantages and restrictions attributed to the shares to be issued.
Not applicable.

EXHIBIT IV - PROTOCOL AND JUSTIFICATION II

EXHIBIT V – AMENDMENTS TO THE COMPANY’S BYLAWS

(according to section 11 of CVM Ruling No. 481 dated December 17,2009)

SECTION OF THE BYLAWS CURRENTLY IN FORCE	PROPOSED AMENDMENTS	JUSTIFICATIONS
First part of Section 5 - The Capital Stock is of R$56,983,340,778.78, divided into 15,661,436,120 nominative common shares, without par value.	Caput of Section 5 - The Capital Stock is of R$56,988,244,528.38, divided into 15,662,653,266 nominative common shares, without par value.

The merger of Ambev Brasil Bebidas S.A. (“Ambev Brasil”) into Ambev (“Merger II”) will be carried out so that Ambev receives - at their respective book values - all the assets, rights and obligations of Ambev Brasil.

Merger II will result, therefore, in an increase of Ambev’s capital stock in an amount equivalent to the part of Ambev Brasil’s net equity corresponding to the investment of the minority shareholders of Ambev Brasil, i.e., R$156,566.05, so that the capital stock of Ambev will be of R$ 56,988,244,528.38, divided into 15,662,653,266 common shares.

Additionally, the first part of article 5 of the Company’s Bylaws should be amended in order to reflect any capital increases, resulting from the exercise of options granted under the Company’s Stock Option Plan currently in force, approved within the limit of the authorized capital and confirmed by the board of directors until the date of the Extraordinary General Shareholders’ Meeting.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)      the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b)     the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

c)      the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)     the packaging and wrapping of any of the products belonging to it or to third parties;

e)      the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)      the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)      the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

h)     the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;

i)       the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)       the importation of anything necessary for its industry and trade;

k)     the exportation of its products;

l)       the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

m)   the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)      the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b)     the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

c)      the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)     the packaging and wrapping of any of the products belonging to it or to third parties;

e)      the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)      the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)      the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts, including, but not limited to, byproducts for animal feeding;

h)     the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;

i)       the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)       the importation of anything necessary for its industry and trade;

k)     the exportation of its products;

l)       the direct or indirect exploration of bars, restaurants, luncheonettes and similar places;

m)   the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes; and

n)     printing and reproduction of recorded materials, including the activities of printing, services of preprinting and graphic finishing and reproduction of recorded materials in any base.

It is necessary to include the activity of trade of byproducts for animal feeding in order to better reflect the activities conducted by Ambev.

Due to the corporate reorganization, it is necessary to include the new item “n” on article 3, in order to reflect the activity of printing, services of preprinting and graphic finishing and reproduction of materials recorded in any base, activity that Ambev will exercise directly from the conclusion of the corporate reorganization.

EXHIBIT VI – CURRICULUM VITAE OF THE CANDIDATES TO THE COMPANY’S BOARD OF DIRECTORS

(according to items 12.6 to 12.10 of Reference Form)

12.6.    Candidates to the Company’s Board of Directors:

Company’s Management proposes the election of members to the Board of Directors, and the main information on the candidates follow below:

Name Age Management Body Date of election Term of mandate
CPF	Occupation	Elective Office occupied	Date of investiture	He was elected by the controlling shareholder
Others offices and positions held in the issuer

Victorio Carlos de Marchi	74 years old	Board of Directors	07/30/2013	Until to AGM, 2016
008.600.938-91	Lawyer	Co-Chairman	07/30/2013	Yes
Chairman of the Committee of Operations, Finance and Compensation, and of the Committee of Compliance
Carlos Alves de Brito	53 years old	Board of Directors	07/30/2013	Until to AGM, 2016
595.438.507-63	Engineer	Co-Chairman	07/30/2013	Yes
Member of the Operations, Finance and Compensation Committee
Marcel Herrmann Telles 63 anos Conselho de Administração 30/07/2013 Até a AGO de 2016	63 years old	Board of Directors	07/30/2013	Until to AGM, 2016
235.839.087-91	Economist	Director (Effective)	07/30/2013	Yes
Member of the Operations, Finance and Compensation
José Heitor Attilio Gracioso	82 years old	Board of Directors	07/30/2013	Until to AGM, 2016
006.716.908-25	Lawyer	Director (Effective)	07/30/2013	Yes
Member of the Committee of Compliance
Vicente Falconi Campos	73 years old	Board of Directors	07/30/2013	Until to AGM, 2016
002.232.216-15	Engineer	Director (Effective)	07/30/2013	Yes
Not applicable, once that only office held in the Company is of member of the Board of Directors
Luis Felipe Pedreira Dutra Leite	48 years old	Board of Directors	07/30/2013	Until to AGM, 2016
824.236.447-87	Economist	Director (Effective)	07/30/2013	Yes
Member of the Operations, Finance and Compensation Committee
Roberto Moses Thompson Motta	56 years old	Board of Directors	07/30/2013	Until to AGM, 2016
706.988.307-25	Engineer	Director (Effective)	07/30/2013	Yes
Member of the Operations, Finance and Compensation Committee
Álvaro Antônio Cardoso de Souza	65 years old	Board of Directors	07/30/2013	Until to AGM, 2016
249.630.118-91	Economist	Director (Effective)	07/30/2013	Yes
Member of the Committee of Compliance
Paulo Alberto Lemman	45 years old	Board of Directors	07/30/2013	Until to AGM, 2016
957.194.237-53	Economist	Director (Effective)	07/30/2013	Yes
Not applicable, once that only office held in the Company is of member of the Board of Directors
Antonio Carlos Augusto Ribeiro Bonchristiano	46 years old	Board of Directors
086.323.078-43	Bachelor in politics, philosophy and economics	Independent Director (Effective)

Marcos de Barros Lisboa	49 years old	Board of Directors
806.030.257-49	Economist	Independent Director (Effective)

Luiz Fernando Ziegler de Saint Edmond	47 years old	Board of Directors	07/30/2013	Until to AGM, 2016
010.537.007-09	Engineer	Director (Alternate)		(As effective member)
Not applicable, once that only office held in the Company is of member of the Board of Directors			07/30/2013	Yes

Professional Experience /Declaration of Potential Condemnations

Victorio Carlos de Marchi – 008.600.938-91

For the past 5 years, has acted as a member of the Board of Directors of Companhia de Bebidas das Américas – Ambev, a publicly-held corporation that has as main business activity the production, distribution and commercialization of beer, soft drinks and non-alcoholic products. Additionally, he held the position of Co-Chairman of the Board of Directors of Quilmes Industrial Société Anonyme, a subsidiary of Companhia de Bebidas das Américas – Ambev, that has as main business activity the distribution and commercialization of beer. Currently acts as the Co-chairman of the Board of Directors of Companhia de Bebidas das Américas – Ambev, Co-Chairman of the Board of Directors of the Company and President of the Operations, Finances, Compensation and Compliance Committee of the Company. Mr. Victorio Carlos de Marchi has declared, for all lawful purposes, that for the past 5 years he has not been subject to the effects of any criminal sentence, or any other sentence or punishment as a result of administrative proceedings before CVM nor any other final sentence not subject to appeal, in the judicial or administrative spheres, which resulted in his suspension or disqualification for engaging in any professional or commercial activity.

Carlos Alves de Brito – 595.438.507-63

For the last 5 years, has acted as a member of the Board of Directors of Companhia de Bebidas das Américas – Ambev, a publicly-held corporation that has as main business activity the production, distribution and commercialization of beer, soft drinks and non-alcoholic products. Additionally, during the year of 2005, he held the position of Chief Executive Officer in North America for Companhia de Bebidas das Américas – Ambev. Since December of 2005, he holds the position of Chief Executive Officer of Anheuser-Busch InBev N.V/S.A, publicly-held company of the Company’s economic group that has as main business activity the production and commercialization of beverages. Since 2006, he has held the position of Co-chairmanof the Board of Directors of Companhia de Bebidas das Américas – Ambev. Currently holds the position of Co-Chairman of the Board of Directors of the Company and member of the Operations, Finances, Compensation and Compliance Committee of the Company. Mr. Carlos Alves de Brito has declared, for all lawful purposes, that for the past 5 years he has not been subject to the effects of any criminal sentence, or any other sentence or punishment as a result of administrative proceedings before CVM nor any other final sentence not subject to appeal, in the judicial or administrative spheres, which resulted in his suspension or disqualification for engaging in any professional or commercial activity.

Marcel Herrmann Telles – 235.839.087-91

For the past 5 years, has acted as a member of the Board of Directors of Companhia de Bebidas das Américas – Ambev, a publicly-held corporation that has as main business activity the production, distribution and commercialization of beer, soft drinks and non-alcoholic products. Currently, holds a position of member of the Board of Directors of Anheuser-Busch InBev N.V/S.A, publicly-held company of the Company’s economic group that has as main business activity the production and commercialization of beverages, as well as of Lojas Americanas S.A., a publicly-held company that has as main business activity general commercialization. Since 2010, he has also acted as a member of the Advisory Board of Banco Itaú-Unibanco S.A., that has a main business activity banking in all of the authorized forms, and, since 2011, acts as a member of the Board of Directors of Burger King Worldwide Holding Inc., publicly-held company that has as mais business activity the investment in fast-food  chains. Currently holds the position of member of the Board of Directors of Companhia de Bebidas das Américas – Ambev and of member of the Operations, Finances, Compensation and Compliance Committee of the Company. Mr. Marcel Herrmann Telles has declared, for all lawful purposes, that for the past 5 years he has not been subject to the effects of any criminal sentence, or any other sentence or punishment as a result of administrative proceedings before CVM nor any other final sentence not subject to appeal, in the judicial or administrative spheres, which resulted in his suspension or disqualification for engaging in any professional or commercial activity.

José Heitor Attilio Gracioso – 006.716.908-25

For the last 5 years, he has acted as a member of the Board of Directors of Companhia de Bebidas das Américas – Ambev, a publicly-held corporation that has as main business activity the production, distribution and commercialization of beer, soft drinks and non-alcoholic products. Currently holds the position of permanent member of the Company’s Board of Directors and the position of member of the Committee of Compliance of the Company. Mr. José Heitor Attilio Gracioso has declared, for all lawful purposes, that for the past 5 years he has not been subject to the effects of any criminal sentence, or any other sentence or punishment as a result of administrative proceedings before CVM nor any other final sentence not subject to appeal, in the judicial or administrative spheres, which resulted in his suspension or disqualification for engaging in any professional or commercial activity.

Vicente Falconi Campos – 002.232.216-15

For the last 5 years, has acted as a member of the Board of Directors of Companhia de Bebidas das Américas – Ambev, a publicly-held corporation that has as main business activity the production, distribution and commercialization of beer, soft drinks and non-alcoholic products. Additionally, acts as a member of the Institutional Board of the Institute for Managerial Development (Instituto de Desenvolvimento Gerencial – INDG), that has as main activity the development and diffusion of methods and techniques of management aimed at obtaining results in public and private organizations. He is also the founder and Chairman of the Board of Directors of FALCONI - Consultores de Resultados, the biggest company of management consulting in Brazil. He is a consultant of Brazil’s Federal Government as well as of many other State and Municipal Governments, as well as some of Brazil’s main companies, such as Gerdau Group, VALE, AMIL (United Health), PETROBRAS, B2W, amongst other. He has graduated in engineering in 1963 in the Federal University of Minas Gerais (UFMG) and he has certificates of M.Sc. e Ph. D. in Engineering from the Colorado School of Mines, in the U.S.A. He is an Emeritus Professor of UFMG. He was awarded the Golden Medal in the Rio Branco Institute for services rendered to the nation and elected by the American Society for Quality Control as one of the “21 voices of the 21st Century”. Currently acts as a permanent member of the Board of Directors of the Company. Mr. Vicente Falconi Campos has declared, for all lawful purposes, that for the past 5 years he has not been subject to the effects of any criminal sentence, or any other sentence or punishment as a result of administrative proceedings before CVM nor any other final sentence not subject to appeal, in the judicial or administrative spheres, which resulted in his suspension or disqualification for engaging in any professional or commercial activity.

Luis Felipe Pedreira Dutra Leite – 824.236.447-87

For the past 5 years, he has acted as a member of the Board of Directors of Companhia de Bebidas das Américas – Ambev, a publicly-held corporation that has as main business activity the production, distribution and commercialization of beer, soft drinks and non-alcoholic products. Since January 2005, he also acts as the Chief Financial Officer of Anheuser-Busch InBev N.V/S.A, publicly-held company of the Company’s economic group that has as main business activity the production and commercialization of beverages. Currently holds the position of permanent member of the Board of Directors and member of the Operations, Finances, Compensation and Compliance Committee of the Company. Mr. Luis Felipe Pedreira Dutra Leite has declared, for all lawful purposes, that for the past 5 years he has not been subject to the effects of any criminal sentence, or any other sentence or punishment as a result of administrative proceedings before CVM nor any other final sentence not subject to appeal, in the judicial or administrative spheres, which resulted in his suspension or disqualification for engaging in any professional or commercial activity.

Roberto Moses Thompson Motta – 706.988.307-25

For the last 5 years, has acted as a member of the Board of Directors of Companhia de Bebidas das Américas – Ambev, a publicly-held corporation that has as main business activity the production, distribution and commercialization of beer, soft drinks and non-alcoholic products. Currently also holds a position as member of the Board of Directors Anheuser-Busch InBev N.V/S.A, publicly-held company of the Company’s economic group that has as main business activity the production and commercialization of beverages, as well as of Lojas Americanas S.A., a publicly-held company that has as main business activity general commercialization. Currently holds a position as a permanent member of the Board of Directors and a member of the Operations, Finances, Compensation and Compliance Committee of the Company. Mr. Roberto Moses Thompson Motta has declared, for all lawful purposes, that for the past 5 years he has not been subject to the effects of any criminal sentence, or any other sentence or punishment as a result of administrative proceedings before CVM nor any other final sentence not subject to appeal, in the judicial or administrative spheres, which resulted in his suspension or disqualification for engaging in any professional or commercial activity.

Álvaro Antônio Cardoso de Souza – 249.630.118-91

For the last 5 years he has held the following positions in the indicated periods, of the following companies: (i) member of the Fiscal Council, between the year of 2005 and March 2012 of Companhia de Bebidas das Américas – Ambev, and starting on March 2012, a member of the Board of Directors of Companhia de Bebidas das Américas – Ambev; (ii) since 2004, member of the Board of Directors of GOL - Linhas Aéreas Inteligentes (Chairman since 2009), publicly-held company that has as main business activity the rendering of aviation services; (iii) since 2004, member of the Board of Directors of Unidas S/A, a company that has as main business activity vehicle rentals (Chairman from 2004 to 2009); (iv) since 2009, member of the Board of Directors of Banco Triângulo S/A, a financial institution; (v) from 2005 to 2007, member of the Consulting Board of Signatura Lazard, a financial institution; (vi) from 2004 to 2006, a member of the Consulting Board of Roland Berger Strategy Consultants, company that has as main business activity the rendering of consulting services; (vii) from 2007 to 2009, member of the Audit Committee of Quilmes Industrial (Quinsa) Société Anonyme, that has as main business activity the participation in companies that have the corporate purpose the production, distribution and commercialization of beverages; (viii) from 2007 to 2008, member of the Board of Directors and Audit Committee of Agra Incorporadora, publicly-held company that has as main business activity real estate developments; since 2003, Chief Executive Officer of AdS-Gestão, Consultoria e Investimentos Ltda., company that has as main business activity the rendering of business consulting services; (x) since 2005, Chairman of the Board of Directors of WWF-World Wildlife Fund, a non-profit organization; (xi) since 2009, member of the Deliberative Board of FUNBIO - Fundo Brasileiro p/a Biodiversidade, non-profit organization; (xii) from 2002 to 2007, member of the Board of Notables of COMGÁS, company that has a main activity the distribution of gas, provided that the Board of Notables has the functions of a consulting board; and (xiii) Consultant of British Gas in Brazil, company that has as main business activity the distribution of gas. Additionally, he acted in different companies of Cirigroup, and held positions in Brazil that ranged from the Manager of Branches to Chief Officer of Banco de Investimentos Crefisul and Chief Executive Officer of Citibank in Brazil. He was also the Chief Executive Officer of Citibank in Switzerland, President of the Board of Banco Crefisul and President of the Board of Credicard in Brazil, as well as participating in the Board of Citibank Equity Investments in Argentina. Álvaro was a Senior Advisor of Citibank for Latin America until he retired in September 2003. He was also the Chief Executive Officer of Banco ABC Roma, a financial institution and of the American Chamber of Commerce in São Paulo (AMCHAM). None of the companies listed above holds interest, directly or indirectly, equal or superior to 5% of the same class or type of securities of Ambev. Currently holds the position of effective member of the Board of Directors of the Company and the position as member of the Company’s Committee of Compliance. Mr. Álvaro Antônio Cardoso de Souza has declared, for all lawful purposes, that for the past 5 years he has not been subject to the effects of any criminal sentence, or any other sentence or punishment as a result of administrative proceedings before CVM nor any other final sentence not subject to appeal, in the judicial or administrative spheres, which resulted in his suspension or disqualification for engaging in any professional or commercial activity.

Paulo Alberto Lemman – 957.194.237-53

He is the founding partner of Pollux Capital, an asset manager. He manages hedge funds since 1997. In previous years, he was the founding partner of Synergy Fund, a fund of funds, based in New York. Previously, he was analyst in Dynamo Administração de Recursos, asset manager. Currently, he is a member of the Board of Directors of Lojas Americanas S.A., a publicly-held company that has as main business activity general commercialization, of the International Board of Lone Capital Pine LLC, a company in the business of managing investments and in Fundação Lemman, that has as main objective improving the quality of public education in Brazil. Since 2011, he holds the position of permanent member of the Board of Directors of Companhia de Bebidas das Américas – Ambev. Currently holds the position of permanent member of the Board of Directors of the Company. Mr. Paulo Alberto Lemann has declared, for all lawful purposes, that for the past 5 years he has not been subject to the effects of any criminal sentence, or any other sentence or punishment as a result of administrative proceedings before CVM nor any other final sentence not subject to appeal, in the judicial or administrative spheres, which resulted in his suspension or disqualification for engaging in any professional or commercial activity.

Antonio Carlos Augusto Ribeiro Bonchristiano – 086.323.078-43

For the past 5 years, he has acted as a member of the Board of Directors of several companies, including San Antonio Internacional, Ltd., that has as main business acitivity the rendering of perforation and engineering services for the oil and gas industry, LBR – Lácteos Brasil S.A., that has as main business activity the production of milk and other dairy products, BRZ Investimentos S.A., that has as main business activity the management of investment funds, a Estácio Participações S.A., that has as main business activity the participation in institutions of graduate education, BHG S.A. – Brazil Hospitality Group, that has as main business activity the ownership and management of hotels, BR Properties S.A., that has as main business activity the development of real estate projects, Kuala S.A., that has as main business activity the production of textile products, Equatorial Energia S.A., that has as main business activity the participation in companies and projects in the energy segment, Trio Assessoria, Administração e Participações S.A., that has as main business activity the participation in order companies, GP Investments, Ltd., that has as main business activity the participation the corporate capital of other companies by means of private equity transactions. Further, before 2009, he was a member of the board of directors of several companies, amongst them ALL – América Latina Logística S.A., that has its main business in the logistics segment, Companhia Energética do Maranhão – CEMAR, that has its main business in the energy segment, Hopi Hari S.A., that has as main business the exploitation of parks and entertainment, Contax Participações S.A., that has as main business the participation in call-center companies, Gafisa S.A., that has as mains business civil construction, Magnesita Refratários S.A., which has as main business acting in the segment of iron ore and refractors. He was also a member of the Board of Directors and Chief Executive Officer of Submarino S.A., a publicly-held company that has as main business the electronic commercialization of products. Mr. Antonio Carlos Augusto Ribeiro Bonchristiano has declared, for all lawful purposes, that for the past 5 years he has not been subject to the effects of any criminal sentence, or any other sentence or punishment as a result of administrative proceedings before CVM nor any other final sentence not subject to appeal, in the judicial or administrative spheres, which resulted in his suspension or disqualification for engaging in any professional or commercial activity.

Marcos de Barros Lisboa – 806.030.257-49

For the past 7 years, has acted as Executive Officer of Unibanco S/A and Vice-President of Operational Insurance, Controls and Support of Itaú Unibanco S/A, both companies with main activities in the financial segment. Further, between 2003 and 2005, he acted as Secretary of Economic Politics of Federal Revenue Office (Ministério da Fazenda). Since the end of the 80s, he has developed activities in the faculty of several teaching institutions in Brazil and abroad. Mr. Marcos de Barros Lisboa has declared, for all lawful purposes, that for the past 5 years he has not been subject to the effects of any criminal sentence, or any other sentence or punishment as a result of administrative proceedings before CVM nor any other final sentence not subject to appeal, in the judicial or administrative spheres, which resulted in his suspension or disqualification for engaging in any professional or commercial activity.

Luiz Fernando Ziegler de Saint Edmond – 010.537.007-09

From 2005 to 2008, has acted as Chief Executive Officer for Latin America of Companhia de Bebidas das Américas – Ambev, a publicly-held corporation that has as main business activity the production, distribution and commercialization of beer, soft drinks and non-alcoholic products and was elected for the position of member of the Board of Directors of Companhia de Bebidas das Américas – Ambev in 2008. Since January 2009, he has held the position of President of Operations in North America of Anheuser-Busch InBev N.V/S.A, publicly-held company of the Company’s economic group that has as main business activity the production and commercialization of beverages. Currently holds a position as permanent member of the Board of Directors of the Company. Mr. Luiz Fernando Ziegler de Saint Edmond has declared, for all lawful purposes, that for the past 5 years he has not been subject to the effects of any criminal sentence, or any other sentence or punishment as a result of administrative proceedings before CVM nor any other final sentence not subject to appeal, in the judicial or administrative spheres, which resulted in his suspension or disqualification for engaging in any professional or commercial activity.

Name Age Management Body Date of election Term of mandate
CPF	Occupation	Elective Office occupied	Date of investiture
Outros cargos e funções exercidas no emissor
Victorio Carlos de Marchi	74 years old	Others - Committee of Compliance	07/31/2013	Until to AGM, 2016
008.600.938-91	Lawyer	Chairman	07/31/2013
Co-Chairman of the Board of Directors and Chairman of the Committee of Operations, Finance and Compensation
Carlos Alves de Brito	53 years old	Others - Committee of Operations, Finance and Compensation	07/31/2013	Until to AUG, 2016
595.438.507-63	Engineer	Efective member of the Committee	07/31/2013
Member of the Board of Directors
Marcel Herrmann Telles	63 years old	Others - Committee of Operations, Finance and Compensation	07/31/2013	Until to AGM, 2016
235.839.087-91	Economist	Efective member of the Committee	07/31/2013
Member of the Board of Directors
Roberto Moses Thompson Motta	55 years old	Others - Committee of Operations, Finance and Compensation	07/31/2013	Until to AGM, 2016
706.988.307-25	Engineer	Efective member of the Committee	07/31/2013
Member of the Board of Directors
Luis Felipe Pedreira Dutra Leite	47 years old	Others - Committee of Operations, Finance and Compensation	07/31/2013	Until to AGM, 2016
824.236.447-87	Economist	Efective member of the Committee	07/31/2013
Member of the Board of Directors
Victorio Carlos de Marchi	74 years old	Others - Committee of Operations, Finance and Compensation	07/31/2013	Until to AGM, 2016
008.600.938-91	Lawyer	Chairman	07/31/2013
Co-Chairman of the Board of Directors and Chairman of the Committee of Compliance
José Heitor Attilio Gracioso	81 years old	Others - Committee of Compliance	07/31/2013	Until to AGM, 2016
006.716.908-25	Lawyer	Efective member of the Committee	07/31/2013
Member of the Board of Directors
Álvaro Antônio Cardoso de Souza	64 years old	Others - Committee of Compliance	07/31/2013	Until to AGM, 2016
249.630.118-91	Economist	Efective member of the Committee	07/31/2013
Member of the Board of Directors
Bolívar Moura Rocha	49 years old	Others - Committee of Compliance	07/31/2013	Until to AGM, 2016
052.370.578-61	Lawyer	Efective member of the Committee	07/31/2013
Not applicable, once that only office held in the Company is of member of the Committee of Compliance

12.9 – Existence of marital relationship, stable union (união estável) or kinship up to the 2nd degree related to the issuer’s managers, controlled  and controlling companies

a) Company’s managers

Not applicable, once there are no marital relationships, stable unions (uniões estáveis) or kinship up to the 2nd degree between the Company’s managers.

b) Company’s managers and managers of Company’s directly and indirectly controlled companies

Not applicable, once there are no marital relationships, stable unions (uniões estáveis) or kinship up to the 2nd degree between the Company’s managers and managers of Company’s directly and/or indirectly controlled companies.

c) Company’s managers or managers of its directly or indirectly controlled companies and Company’s directly or indirectly controlling shareholders

Manager of the issuer or controlled company
Name	CPF	Corporate name of the issuer, controlled or controlling company	CNPJ	Office
Paulo Alberto Lemann	957.194.237-53	Ambev S.A.	07.526.557/0001-00	Member of the Board of Directors
Related person
Name	CPF	Corporate name of the issuer, controlled or controlling company	CNPJ	Office
Jorge Paulo Lemann	005.392.877-68	-	-	-
Kind of kinship with the manager of the issuer or controlled company
Father or mother (1st degree for consanguinity)

d) Company’s managers and managers of Company’s directly and indirectly controlling companies

Manager of the issuer or controlled company
Name	CPF	Corporate name of the issuer, controlled or controlling company	CNPJ	Office
Paulo Alberto Lemann	957.194.237-53	Ambev S.A.	07.526.557/0001-00	Member of the Board of Directors
Related person
Name	CPF	Corporate name of the issuer, controlled or controlling company	CNPJ	Office
Jorge Paulo Lemann	005.392.877-68	Anheuser-Busch InBev S.A./N.V.	-	Member of the Board of Directors
Kind of kinship with the manager of the issuer or controlled company
Father or mother (1st degree for consanguinity)

12.10 - Relationships of subordination, rendering of services or control between managers and controlled companies, controlling shareholders and others

a) company controlled, directly or indirectly, by the Company

Not applicable, once there are no relationships of subordination, services or control, in the last three corporate years, between Company’s managers and companies, directly or indirectly, controlled by the Company.

b) Company’s direct or indirect controlling shareholder

Messrs. Victorio Carlos de Marchi, Carlos Alves de Brito, Marcel Herrmann Telles and José Heitor Attílio Gracioso, members of the Board of Directors of the Company, are also member of the Board of Directors of Fundação Zerrener. Mr. Jorge Paulo Lemann is also a member of Board of Directors of Fundação Zerrener, as well as Mr. Marcel Herrmann Telles, is one of the indirect controlling shareholders of Anheuser-Busch InBev S.A./N.V., which is the indirect controlling shareholder of the Company. Mr. Paulo Alberto Lemann, appointed by the controlling shareholders of the Company to the position of member of the Board of Directors, is also a member of the Board of Directors of Lojas Americanas S.A. and Fundação Lemann, both having as one of its controlling shareholders Mr. Jorge Paulo Lemann, father of Mr. Paulo Alberto Lemann – who is one of the indirect controlling shareholders of Anheuser-Busch InBev S.A./N.V., which is the indirect controlling shareholder of the Company, as mentioned above.

c) if material, Company’s supplier, client, debtor or creditor, of its controlled or controlling companies, or companies controlled by any of these people, if relevant.

Mr. Vicente Falconi Campos, member of the Company’s Board of Directors, is one of the founders and member of the Board of Directors of INDG – Instituto de Desenvolvimento Gerencial, which renders services for the Company, acting in the area of development of methods and techniques of management to the obtainment of results. Additionally, Messrs. Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira, both indirect controlling Anheuser-Busch InBev S.A./N.V., are members of the Board of Directors of INDG.

EXHIBIT VII – RESTATED BYLAWS

“AMBEV S.A.

CNPJ nº 07.526.557/0001-00

NIRE 35.300.368.941

BY-LAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 - AMBEV S.A. (“Company”) is a corporation (sociedade anônima), which shall be governed by these By-laws and by applicable law.

Article 2 – The Company has its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of its Board of Directors, for achievement of the Company’s purposes.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)      the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b)     the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

c)      the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)     the packaging and wrapping of any of the products belonging to it or to third parties;

e)    the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)     the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)     the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts, including, but not limited to, byproducts for animal feeding;

h)    the advertising of products belonging to it and to third parties, and the trading of  promotional and advertising materials;

i)      the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)       the importation of anything necessary for its industry and trade;

k)     the exportation of its products;

l)      the direct or indirect exploration of bars, restaurants, luncheonettes and similar places;

m)   the contracting, sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, using the means of transport required for distribution of such products, byproducts or accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes;

n) printing and reproduction of recorded materials, including the activities of printing, services of preprinting and graphic finishing and reproduction of recorded materials in any base.

Sole Paragraph – Additionally to the provisions of the caption of this Article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Article 4 – The Company is established for an indeterminate term.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 – The Capital Stock is of R$ 56,988,244,528.38, divided into 15,662,653,266 nominative common shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the Shareholders’ Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the Shareholders’ Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 – The Company is authorized to increase its share capital up to the limit of 19,000,000 (nineteen billion) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (art. 172, sole paragraph, of Law 6,404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights for subscription in connection with any issuance of shares after such subscription.

Article 7 – The issuance of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6,404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6,404/76.

Article 8 – The Board of Directors may, based on a plan approved by the Shareholders’ Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Article 9 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6,404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III

SHAREHOLDERS’ MEETINGS

Article 10 – The Shareholders’ Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Article 11 – Shareholders’ Meetings shall be convened and presided over by one of the Co-Chairmen of the Board of Directors, or person appointed by them, who may designate up to two secretaries.

Article 12 – Any resolutions of the Shareholders’ Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Article 13 – Annual Shareholders’ Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Article 14 – Extraordinary Shareholders’ Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV

MANAGEMENT OF THE COMPANY

Article 15 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, pursuant to law and these By-laws.

Paragraph 1 – The Shareholders’ Meeting shall establish the aggregate compensation of the Management, which shall be apportioned by the Board of Directors, as provided for in Article 21 hereof.

Paragraph 2 – The management must adhere to the Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by the Company, by executing the Joinder Agreement.

Paragraph 3 - The offices of Co-Chairmen of the Board of Directors and Chief Executive Officer of the Company may not be cumulated by the same person.

Paragraph 4 - At least  two members of the Board of Directors of the Company will be Independent Directors, it being understood, for the purposes hereof, as Independent Directors those in compliance with the following requirements:

a)         he/she must not be a Controlling Shareholder, or spouse or relative up to second-degree thereof;

b)        he/she must not have been, for the last three years, an employee or officer (i) of the Company or of a company controlled by the Company, or (ii) of the Controlling Shareholder or of a company controlled thereby (“Jointly-Controlled Company”);

c)         he/she must not be a supplier or buyer, whether direct or indirect, of services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, in all cases in magnitude which implies in the loss of independence;

d)        he/she must not be an employee or manager of a company or entity which is offering or requesting services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, as per item (c) above;

e)         he/she must not be a spouse or relative up to second degree of any manager of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company;

f)         he/she must not receive compensation by the Company, by a company controlled by the Company, by the Controlling Shareholder or by a Jointly-Controlled Company, except as a member of the Board of Directors (cash provisions from capital interests are excluded from this restriction).

Paragraph 5 - Directors elected pursuant to art. 141, paragraphs 4 and 5, of Law 6,404/76 will also be considered Independent Directors, notwithstanding of complying with the independence criteria provided in this Article.

SECTION I

BOARD OF DIRECTORS

Article 16 – The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Director, and shall be elected by the Shareholders’ Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1- Subject to the caption of this Article, the number of members that will make up the Board of Directors in each management period shall be previously established at each Shareholders’ Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Shareholders’ Meeting.

Paragraph 2 - The Board of Directors may determine the creation of advisory committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties.  The rules of article 160 of Law No. 6,404/76 shall apply to members of the advisory committees.  It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4 - The Director shall have an indisputable reputation, and cannot be elected, unless waived by the Shareholders’ Meeting, if it (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Director cannot be exercised by him/her in case the same impediment factors are configured.

Article 17 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the members of the Board of Directors, immediately after said members are invested in office.

Article 18 - The Board of Directors shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-Chairmen or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 19 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Directors may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing.  In this case, the Director will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, none of the Co-Chairmen shall have the casting vote, but only their own personal votes.

Paragraph 3 – The Director shall not have access to information or take part in meetings of the Board of Directors related to matters in which it has conflicting interests with the Company.

Article 20 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the absent Director. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Article 21 – The Board of Directors shall resolve on the matters listed below:

a)      establish the general direction of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b)      approve the annual investment budget of the Company;

c)      approve the three-year strategic plan of the Company;

d)     elect and dismiss the Company's Officers, and set their attributions;

e)      supervise the management of the Board of Executive Officers, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f)       attribute, from the aggregate value of the compensation established by the Shareholders’ Meeting, the monthly fees of each of the members of the Company's Management;

g)      define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, managers or employees in equivalent direction positions) of the Company;

h)      appoint the Company's independent auditors;

i)        resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j)        provide a previous manifestation on the management's report, the Board of Executive Officers' accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k)      submit to the Shareholders’ Meeting of the proposal of allocation of the net profits for the year;

l)        call the Annual Shareholders’ Meeting and, whenever it may deem advisable, the Extraordinary Shareholders’ Meetings;

m)    approve any business or agreements between the Company and/or any of its controlled companies (except those fully controlled), management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n)      approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company; except in case of operations involving only the Company and companies fully controlled thereby or in case of indebtedness operation, in which case the provisions of item “o” bellow shall apply;

o)      approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p)      approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies; except in the event of licensing of brands to be used in gifts, advertising materials or disclosure in events for periods under three (3) years;

q)      approve the granting of loans and the rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r)       approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s)       resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t)       resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u)      authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, as well as the cancellation and further sale of such shares, with due regard for applicable law;

v)      resolve on the issuance of Trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w)    resolve, within the limits of the authorized capital, on the issuance of convertible debentures, specifying the limit of the increase of capital arising from debentures conversion, by number of shares, and the species and classes of shares that may be issued, under the terms of article 59 paragraph 2 of Law 6,404/76

x)      authorize the disposal of fixed assets, excepted for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

y)      perform the other legal duties assigned thereto at the Shareholders’ Meeting or in these By-laws; and

z)      resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in Shareholders’ Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II

BOARD OF EXECUTIVE OFFICERS

Article 22 – The Board of Executive Officers shall be composed of two (2) to fifteen (15) members, shareholders or not, of whom (i) one shall be the Chief Executive Officer (ii) one shall be the Sales Executive Officer, (iii) one shall be the People and Management Executive Officer, (iv) one shall be the Logistics Executive Officer, (v) one shall be the Marketing Executive Officer, (vi) one shall be the Industrial Executive Officer, (vii) one shall be the Chief Financial and Investor Relations Officer, (viii) one shall be the General Counsel, (ix) one shall be the Soft Drinks Executive Officer, (x) one shall be the Corporate Affairs Executive Officer, (xi) one shall be the Shared Services and Information Technology Executive Officer, and (xii) the remaining Officers shall have no specific designation; all of whom shall be elected by the Board of Directors, and may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until their successors are vested in office.

Article 23 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary, it being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Article 24 – It is the Chief Executive Officer’s responsibility to:

a)    submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b)  formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Shareholders’ Meetings and of the Board of Directors, with the participation of the other Executive Officers;

c)    supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

d)   coordinate and oversee the activities of the Board of Executive Officers; and

e)   exercise the other prerogatives conferred upon it by the Board of Directors.

Article 25 – It is the  Sales Executive Officer’s responsibility to:

a) develop the strategic sales planning of the Company;

b) be responsible for the management of the commercial team and develop and implement an action model for the sector; and

c) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 26 – It is the People and Management Executive Officer’s responsibility to:

a) organize and manage the Company’s human resources; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 27 -  It is the Logistics Executive Officer’s responsibility to:

a) establish, manage and be responsible for the pre-production and post-production distribution and logistics strategy of the Company; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 28 -  It is the Marketing Executive Officer’s responsibility to:

a) be responsible for the direction, planning and control of the marketing area of the Company; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 29 – It is the Industrial Executive Officer’s responsibility to:

a) manage the branches, warehouses, industrial plants and other units of the Company related to its industrial production; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 30 – It is the Chief Financial and Investor Relations Officer’s responsibility to:

a) manage and respond for the budget control of the Company;

b) provide managerial and financial information;

c) be responsible for the control over the cash flow and financial investments of the Company;

d)  provide any and all information to investors, to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros

e)  maintain the registration of the Company as an openly-held company updated; and

f) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 31 -  It is the General Counsel’s responsibility to:

a) establish, manage and coordinate the legal strategy adopted by the Company, and to supervise its judicial and administrative proceedings;

b) be responsible for the Company’s corporate documents; and

c) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 32 – It is the Soft Drinks Executive Officer’s responsibility to:

a) coordinate and supervise the non-alcoholic and non-carbonated drinks sector, and establish its planning strategy; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 33 – It is the Corporate Affairs Executive Officer’s responsibility to:

a) respond for the external communication, as well as the Company’s corporate and governmental relations; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 34 – It is the Shared Services and Information Technology Executive Officer’s responsibility to:

a) respond for the direction, planning and control of the information technology sector of the Company, as well as of its shared services center; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 35 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article 36 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval   guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Paragraph 1 – The representation of the Company in the aforementioned documents may be delegated to an attorney-in-fact, and such documents may be executed by an Attorney-in-Fact in conjunction with an Officer, or by two Attorneys-in-Fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are executed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers or by a duly appointed Attorney-in-Fact, as regards receipt of service of process or judicial notices and rendering of personal deposition.

CHAPTER V

FISCAL COUNCIL

Article 37 – The Company shall have a Fiscal Council, on a permanent basis, composed of three (3) to five (5) members and an equal number of alternates. All of its members shall be elected at a Shareholders’ Meeting and by it removed at any time. Their term of office shall expire at the Annual Shareholders’ Meeting to be held following their election, reelection being permitted.

Paragraph 1 – In order for the Fiscal Council to function, the majority of its members must attend its meeting.

Paragraph 2 -   It shall be incumbent upon the Fiscal Council to elect its Chairman in the first meeting to be held after its instatement.

Paragraph 3   - In addition to the duties conferred to it by these By-laws and by law, the Fiscal Council shall establish in its Internal Regiment the procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and matters related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraph 2 of Article 15 of these By-laws apply to the members of the Fiscal Council.

Article 38 – The compensation of the Fiscal Council's members shall be established by the Shareholders’ Meeting that elects them.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 39 – The fiscal year shall have the duration of one year, and shall end on the last day of December of each year.

Article 40 - At the end of each fiscal year, the financial statements determined by law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 – The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law No. 6,404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

Paragraph 3 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Article 41 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the caption of this Article, it will be calculated:

a)      the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors; and

b)      the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this Article, it may be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income of the fiscal year, obtained after the deductions dealt with in the previous paragraphs:

a)      five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-in capital stock or the limit established in article 193, paragraph 1 of Law No. 6,404/76;

b)     from the balance of the net profit of the fiscal year, obtained after the deduction mentioned in item (a) of this Article and adjusted pursuant to article 202 of Law No. 6,404/76, forty percent (40%) shall be allocated to pay the mandatory dividend to all its shareholders; and

c)     an amount not greater than sixty percent (60%) of the adjusted net profits shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increases or the creation of new business developments.

Paragraph 4 – The reserve set out in item (c) of paragraph 3 of this Article may not exceed eighty percent (80%) of the capital stock. Upon reaching this limit, the Shareholders’ Meeting shall resolve either to distribute the balance to the shareholders or increase the Company’s corporate capital.

CHAPTER VII

LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Article 42 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the Shareholders’ Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a Shareholders’ Meeting, which shall also elect the Fiscal Council that will function during the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII

GENERAL PROVISIONS

 Article 43 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the Shareholders’ Meeting.

Sole Paragraph – The dividends not received or claimed shall become time-barred within three years from the date on which they were made available to the shareholder, and shall revert to the benefit of the Company.

Article 44 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law No. 6,404/76.

Article 45 – The Company will provide the members of the Board of Directors, of the Board of Executive Officers and of the Fiscal Council, or the members of any corporate bodies with technical functions set up to advise the managers, a legal defense in lawsuits and administrative proceedings filed by third parties during or after their respective terms of office, for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees, indemnifications and any other amounts arising from such proceedings.

Paragraph 1 – The guarantee set forth in the caption of this Article extends to employees working regularly to comply with powers-of-attorneys granted by the Company or the subsidiaries controlled by the Company.

Paragraph 2 – If any of the persons mentioned in the caption or in Paragraph 1 of this Article be sentenced by a final court decision due to negligent or criminal conduct, the Company must be reimbursed by such person for all costs and expenses disbursed on legal assistance, as set forth by law.”

***

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2013

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer